                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 4)

                                  CHIPPAC, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   169657-10-3
                    ----------------------------------------
                                 (CUSIP Number)

                                 Serena D. Moe
                                 Citigroup Inc.
                                425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               FEBRUARY 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                                              PAGE 2 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP MEZZANINE III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,020,081 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,020,081 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,020,081 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

**   EXCLUDES (I) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED
     BY CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP MEZZANINE III, L.P. ("CMIII") DISCLAIMS BENEFICIAL OWNERSHIP, (II) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP AND (III) 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 3 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP CAPITAL INVESTORS, LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,020,081 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,020,081 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,020,081  SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

**   EXCLUDES (I) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED
     BY CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP CAPITAL INVESTORS, LIMITED ("CCI") DISCLAIMS BENEFICIAL OWNERSHIP, (II) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP AND (III) 4,681
     SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 4 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP VENTURE CAPITAL LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   10,769,406 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   10,769,406 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,769,406 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES (I) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP AND (II) 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 5 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIBANK, N.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NATIONAL BANKING ASSOCIATION
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   10,769,406 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   10,769,406 SHARES**
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,769,406 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

**   INCLUDES (I) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED
     BY CITICORP VENTURE CAPITAL LTD. ("CVC") AND (II) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CITIBANK, N.A. ("CITIBANK") DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES
     (A) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP AND (B) 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 6 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   15,789,487 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   15,789,487 SHARES**
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,789,487 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP, (II) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CVC, AND (III) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 7 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   15,789,487 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   15,789,487 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,789,487 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (I) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITIGROUP HOLDINGS COMPANY ("CITIGROUP HOLDINGS") DISCLAIMS BENEFICIAL OWNERSHIP, (II) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY
     OWNED BY CVC AND (III) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITIGROUP HOLDINGS DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 8 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   15,794,168 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   15,794,168 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,794,168 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!


** INCLUDES (I) 1,615,411 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITIGROUP INC. DISCLAIMS BENEFICIAL OWNERSHIP, (II) 9,153,995 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CVC, (III) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P. AND
     (IV) 4,681 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC.

                                                              PAGE 9 OF 21 PAGES

                  This Amendment No. 4 to the Statement on Schedule 13D amends the Schedule 13D filed on June 27, 2001, Amendment No. 1 thereto filed on August 22, 2002, Amendment No. 2 thereto filed on November 14, 2003, and Amendment No. 3 thereto filed on December 18, 2003 (as so amended, the "SCHEDULE 13D"), with respect to the Class A Common Stock, par value $0.01 per share (the "CLASS A COMMON STOCK"), of ChipPAC, Inc., a Delaware corporation ("CHIPPAC" or the "COMPANY").

                  Except as otherwise described herein, the information contained in the Schedule 13D, as previously amended, remains in effect, and all capitalized terms used but not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented as follows:

                  (a) This Schedule 13D is being filed by (i) Citicorp Mezzanine III, L.P., a Delaware limited partnership ("CMIII"), by virtue of its beneficial ownership of the Company's 8% Convertible Subordinated Notes Due 2011, which are immediately convertible into Class A Common Stock, (ii) Citicorp Capital Investors, Limited, a Delaware corporation ("CCI"), as general partner of CMIII, (iii) Citicorp Venture Capital Ltd., a New York corporation ("CVC"), by virtue of beneficially owning 9,153,995 shares of Class A Common Stock, (iv) Citibank, N.A., a national banking association ("CITIBANK"), by virtue of its ownership of all of the outstanding common stock of CVC, (v) Citicorp, a Delaware corporation ("CITICORP"), by virtue of its ownership of all of the outstanding common stock of CCI and Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("CITIGROUP HOLDINGS"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation ("CITIGROUP"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "REPORTING PERSONS," and each a "REPORTING PERSON").

                  Attached as SCHEDULE A is information concerning each executive officer and director of CCI and, by virtue of CCI's position as general partner of CMIII, of CMIII. Attached as SCHEDULE B is information concerning each executive officer and director of CVC. Attached as SCHEDULE C is information concerning each executive officer and director of Citigroup. Schedules A through C each are incorporated into and made a part of this
Schedule 13D.

                                                             PAGE 10 OF 21 PAGES


ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended and supplemented as follows:

                  (a) - (b)      Pursuant to the Agreement and Plan of Merger
and Reorganization, dated as of February 10, 2004 (the "Merger Agreement") by and among ST Assembly Test Services Ltd., a Singapore public company limited by shares ("Parent"), Camelot Merger, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company, Merger Sub will merge with and into the Company, which will become a wholly owned subsidiary of Parent (the "Merger"). As a result of the Merger, each issued and outstanding share of Class A Common Stock shall be cancelled and shall be converted automatically into the right to receive 0.87 American Depositary Shares ("ADSs") of Parent. Each ADS represents the right to receive ten Ordinary Shares of Parent. The description contained in this Item 4 of the terms of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 16 to this report. The transaction is conditioned upon the approval of the stockholders of both the Company and Parent, regulatory approvals and other customary closing conditions.

                  Pursuant to the Voting Agreement dated as of February 10, 2004 (the "Voting Agreement") by and among Parent and the stockholders of the Company identified on the signature pages thereto, and subject to the terms and conditions therein, CMIII, CVC and an affiliate of CVC have agreed to vote of their shares of Class A Common Stock in favor of the Merger. The Voting Agreement, as described below, is intended to support Parent's and the Company's efforts to obtain the approval of the stockholders of the Company for the Merger. The description contained in this Item 4 of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 17 to this report.

                  (c)      Not applicable

                  (d) If the Merger is consummated, the directors of Merger Sub will become the directors of the Company. By operation of the Merger, the two directors of the Company affiliated with CVC will no longer be directors of the Company.

                  (e) The Merger Agreement prohibits the Company from declaring, setting aside for payment or paying of any dividend, or making any other distribution in respect of any shares of its capital stock or otherwise making any payments to its stockholders in their capacity as such.

                  (f) Upon consummation of the Merger, Merger Sub will be merged with and into the Company, and the Company will become a wholly owned subsidiary of Parent.

                  (g) The Merger Agreement limits the ability of the Company to solicit, initiate, knowingly encourage or take any action knowingly to facilitate, or to negotiate with any person regarding, a Competing Transaction. A "Competing Transaction" with respect to the Company means any of the following (other than the transactions contemplated by the Merger Agreement and the Voting Agreement): (i) a transaction, whether a merger, purchase of assets, tender offer or otherwise, which, if consummated, would result in a third party's acquiring (A) more than 20% of the equity securities of the Company, (B) all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, or (C) is conditioned upon the non-consummation of the transactions contemplated by the Merger Agreement and the Voting Agreement; and (ii) any solicitation in opposition to approval and adoption of the Merger Agreement by the Company's stockholders.

                  During the term of the Voting Agreement, CMIII and CVC and an affiliate of CVC have agreed, except as otherwise contemplated by the Voting Agreement, not to sell, transfer, tender, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of any shares of Class A Common Stock, or enter into any proxy or voting agreement with respect to such shares. Any additional shares of Class A Common Stock acquired by CMIII, CVC or the affiliate of CVC during the term of the Merger Agreement will be subject to the terms of the Voting Agreement. In addition, the Voting Agreement limits the ability of each of the stockholders of the Company parties thereto to negotiate with any person regarding a Competing Transaction.

                  Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall become the Certificate of Incorporation and Bylaws of the surviving corporation, both until thereafter amended, provided, however, that, at the effective time of the Merger, Article I of the Certificate of Incorporation of the surviving corporation shall be amended to read as follows: "The name of the corporation is STATS ChipPAC, Inc.".

                  (h) Upon consummation of the Merger, the Class A Common Stock will cease to be quoted on any quotation system or exchange.

                  (i) Upon consummation of the Merger, the Class A Common Stock will become eligible for termination of registration pursuant to
Section 12 (g)(4) of the Exchange Act.

                  (j) Other than as described above, neither CMIII nor CVC currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  Item 5 is hereby amended and supplemented as follows:

                  (a) CMIII may be deemed to have beneficial ownership of 5,020,081 shares of Class A Common Stock, which represent 4.9% of all shares of Class A Common Stock outstanding. CVC directly beneficially owns 9,153,995 shares of Class A Common Stock, which represent 9.4% of all shares of Class A Common Stock outstanding. CMIII disclaims beneficial ownership of the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC, and CVC disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock beneficially owned by CMIII. An affiliate of CVC beneficially owns 1,615,411 shares of Class A Common Stock, which represent 1.7% of all shares of Class A Common Stock outstanding, for which shares CMIII and CVC disclaim beneficial ownership. Citigroup indirectly beneficially owns, exclusively through its holding company structure, 15,794,168 shares of Class
A Common Stock, which represent 15.4% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC, 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and 4,681 shares of Class
A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Citigroup disclaims beneficial ownership of the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. CMIII and CVC disclaim beneficial ownership of the 4,681 shares of Class A Common Stock that may be deemed to be beneficially owned

                                                             PAGE 11 OF 21 PAGES

by certain other subsidiaries of Citigroup. Citigroup Holdings and Citicorp, exclusively through their holding company structure, indirectly beneficially own 15,789,487 shares of Class A Common Stock, which represent 15.4% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC and 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. Citigroup Holdings and Citicorp disclaim beneficial ownership of the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 4,681 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. CCI, as general partner of CMIII, indirectly beneficially owns the 5,020,081 shares of Class A Common Stock held by CMIII, which represent 4.9% of all shares of Class A Common Stock outstanding. CCI disclaims beneficial ownership of the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC, the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 4,681 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Citibank, by virtue of its 100% ownership interest in CVC, indirectly beneficially owns the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC, which represent 9.4% of all shares of Class A Common Stock outstanding. Citibank disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 4,681 shares that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Percentages are based on the 97,303,421 shares of Class A Common Stock issued and outstanding as of January 30, 2004, as reported in the Agreement and Plan of Merger and Reorganization dated as of February 10, 2004, which is attached as Exhibit 16 this report.

                  (b) CMIII and CCI may be deemed to share the voting and dispositive power of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII. Citibank and CVC may be deemed to share the voting and dispositive power of (i) the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC and (ii) the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citibank and CVC disclaim beneficial ownership. Citicorp and Citigroup Holdings may be deemed to share the voting and dispositive power of (i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, (ii) the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC and (iii) the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citicorp and Citigroup Holdings disclaim beneficial ownership. Citigroup may be deemed to share the voting and dispositive power of (i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, (ii) the 9,153,995 shares of Class A Common Stock directly beneficially owned by CVC, (iii) the 1,615,411 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citigroup disclaims beneficial ownership, and (iv) the 4,681 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. This form is being filed by

                                                             PAGE 12 OF 21 PAGES

CCI, Citibank, Citicorp, Citigroup Holdings and Citigroup because of CCI's position as general partner of CMIII, Citibank's 100% ownership interest in CVC, Citicorp's 100% ownership interest in CCI and Citibank, Citigroup Holdings' 100% ownership interest in Citicorp and Citigroup's 100% ownership interest in Citigroup Holdings.

                  (c) To the best knowledge of each Reporting Person, neither the Reporting Persons nor any of the persons named in Schedule A through C to this Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers):


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented as follows:

           During the term of the Voting Agreement, CMIII, CVC and an affiliate of CVC have agreed to vote the shares of Class A Common Stock beneficially owned by them (i) in favor of the adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; and (ii) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction, including, but not limited to, a Competing Transaction, the purpose or effect of which would be to prevent, delay, postpone or materially adversely affect the Merger. The description contained in this Item 6 of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 17 to this report.

           During the term of the Voting Agreement, CMIII and CVC and an affiliate of CVC have agreed, except as otherwise contemplated by the Voting Agreement, not to sell, transfer, tender, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of any shares of Class A Common Stock, or enter into any proxy or voting agreement with respect to such shares. Any additional shares of Class A Common Stock acquired by CMIII, CVC or the affiliate of CVC during the term of the Merger Agreement will be subject to the terms of the Voting Agreement. In addition, the Voting Agreement limits the ability of each of the stockholders of the Company parties thereto to negotiate with any person regarding a Competing Transaction.

           Pursuant to a Letter Agreement dated as of February 10, 2004 between the Company and CMIII (the "Letter Agreement"), the Company has agreed that it will not exercise any right or option that it may have to purchase or redeem the Company's 8% Convertible Subordinated Notes Due 2011 held by CMIII until the earlier of (i) the consummation of the Merger, or
(ii) the termination of the Merger Agreement in accordance with its terms. The description contained in this Item 6 of the terms of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached as Exhibit 18 to this report.

           Other than as described above and in the original Schedule 13D and amendments thereto to which this Amendment relates, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, included but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

Exhibit 15  -     Joint Filing Agreement, dated as of February 20, 2004,
                  by and among Citicorp Mezzanine III, L.P., Citicorp Capital
                  Investors, Limited, Citicorp Venture Capital Ltd., Citibank,
                  N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.

Exhibit 16 Agreement and Plan of Merger and Reorganization dated as of February 10, 2004 among ST Assembly Test Services Ltd., Camelot Merger, Inc. and ChipPAC, Inc.

Exhibit 17 Voting Agreement dated as of February 10, 2004 among ST Assembly Test Services Ltd. and the stockholders of ChipPAC, Inc. identified on the signature pages thereto.

Exhibit 18 Letter Agreement dated as of February 10, 2004 among ChipPAC, Inc. and Citicorp Mezzanine III, L.P.

                                                             PAGE 13 OF 21 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   February 20, 2004

                                       CITICORP MEZZANINE III, L.P.

                                       By:  Citicorp Capital Investors, Limited,
                                               its General Partner


                                       By:      /s/ Byron L. Knief
                                          --------------------------------------
                                          Name:  Byron L. Knief
                                          Title: President


                                       CITICORP CAPITAL INVESTORS, LIMITED


                                       By:      /s/ Anthony P. Mirra
                                          --------------------------------------
                                          Name:  Anthony P. Mirra
                                          Title: Vice President


                                       CITICORP VENTURE CAPITAL LTD.


                                       By:      /s/ Anthony P. Mirra
                                          --------------------------------------
                                          Name:  Anthony P. Mirra
                                          Title: Vice President and
                                                 Assistant Secretary


                                       CITIBANK, N.A.


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary


                                       CITICORP


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary


                                       CITIGROUP HOLDINGS COMPANY


                                       By:      /s/ Joseph B. Wollard
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary


                                       CITIGROUP INC.


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary

                                                             PAGE 14 OF 21 PAGES

                                                                      SCHEDULE A

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Capital Investors, Limited.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William T. Comfort                    Chairman
Director and
Executive Officer

Byron L. Knief                        President
Director and
Executive Officer

David F. Thomas                       Vice President
Director and
Executive Officer

Lauren M. Connelly                    Vice President & Secretary
Executive Officer

Peter Haggerty                        Vice President & Treasurer
Executive Officer

Scott A. Lyons                        Vice President
Executive Officer

Richard E. Mayberry                   Vice President
Executive Officer

Anthony P. Mirra                      Vice President
Executive Officer

Edward C. Salvitti                    Vice President & Assistant Treasurer
Executive Officer

William H. Wolf                       Vice President & Assistant Secretary
Executive Officer

Jennifer Cappello-Ruggiero            Assistant Vice President
Executive Officer


                                                             PAGE 15 OF 21 PAGES

                                                                      SCHEDULE B


Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William T. Comfort                    Senior Vice President
Director and
Executive Officer

David F. Thomas                       Vice President and Managing Director
Director and
Executive Officer

Michael A. Delaney                    Vice President and Managing Director
Director and
Executive Officer

Thomas F. McWilliams                  Vice President and Managing Director
Executive Officer

Paul C. Schorr                        Vice President and Managing Director
Executive Officer

Michael T. Bradley                    Vice President
Executive Officer

Lauren M. Connelly                    Vice President and Secretary
Executive Officer

Charles E. Corpening                  Vice President
Executive Officer

Michael S. Gollner                    Vice President
Executive Officer

Ian D. Highet                         Vice President
Executive Officer

Byron L. Knief                        Vice President
Executive Officer


                                                             PAGE 16 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Richard E. Mayberry                   Vice President
Executive Officer

Anthony P. Mirra                      Vice President and Assistant Secretary
Executive Officer

Joseph M. Silvestri                   Vice President
Executive Officer

Michael D. Stephenson                 Vice President
Executive Officer

James A. Urry                         Vice President
Executive Officer

John D. Weber                         Vice President
Executive Officer

Jennifer Cappello-Ruggiero            Assistant Vice President
Executive Officer

Darryl A. Johnson                     Assistant Vice President
Executive Officer


                                                             PAGE 17 OF 21 PAGES

                                                                      SCHEDULE C

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the directors or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citigroup Inc.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

C. Michael Armstrong                  Chairman
Director                              Comcast Corporation
                                      1114 Avenue of the Americas,
                                      21st Floor
                                      New York, NY 10036

Alain J. P. Belda                     Chairman & Chief Executive Officer
Director                              Alcoa Inc.
Brazil                                390 Park Avenue, 11th Floor
                                      New York, NY 10022

George David                          Chairman & Chief Executive Officer
Director                              United Technologies Corporation
                                      1 Financial Plaza
                                      Hartford, CT 06101

Kenneth T. Derr                       Chairman, Retired
Director                              ChevronTexaco Corporation
                                      345 California Street
                                      Room 3016
                                      San Francisco, CA 94104

John M. Deutch                        Institute Professor
Director                              Massachusetts Institute of Technology
                                      77 Massachusetts Avenue, Room 6-208
                                      Cambridge, MA  02139

The Honorable Gerald R. Ford          Former President of the United States
Honorary Director                     40365 Sand Dune Road
                                      Rancho Mirage, CA  92270

Roberto Hernandez                     Chairman of the Board
Director                              Banco Nacional de Mexico
Mexico                                Actuario Roberto Medellin No. 800 - 5th Floor
                                      Col. Sante Fe 01210
                                      Mexico City, Mexico


                                                             PAGE 18 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Ann Dibble Jordan                     Consultant
Director                              2940 Benton Place, N.W.
                                      Washington, DC  20008-2718

Dudley C. Mecum                       Managing Director
Director                              Capricorn Holdings, LLC
                                      30 East Elm Street
                                      Greenwich, CT  06830

Richard D. Parsons                    Chairman and Chief Executive Officer
Director                              Time Warner Inc.
                                      75 Rockefeller Plaza, 29th Floor
                                      New York, NY  10019

Andrall E. Pearson                    Founding Chairman
Director                              Yum! Brands, Inc.
                                      41 Meadow Wood Drive
                                      Greenwich, CT  06830

Charles Prince                        Chief Executive Officer
Director and                          Citigroup Inc.
Executive Officer

Robert E. Rubin                       Member of the Office of the Chairman
Director and                          Citigroup Inc.
Executive Officer


                                                             PAGE 19 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Franklin A. Thomas                    Consultant
Director                              TFF Study Group
                                      595 Madison Avenue, 33rd Floor
                                      New York, NY  10022

Sanford I. Weill                      Chairman
Director and                          Citigroup Inc.
Executive Officer

Robert B. Williamstad                 President and Chief Operating Officer
Director and                          Citigroup Inc.
Executive Officer

Arthur Zankel                         Senior Managing Partner
Director                              High Rise Capital Management, L.P.
                                      535 Madison Avenue, 26th Floor
                                      New York, NY  10022

Winfried F. W. Bischoff               Chairman
Executive Officer                     Citigroup Europe
United Kingdom and Germany            33 Canada Square
                                      Canary Wharf, London E14 5LB
                                      United Kingdom

David C. Bushnell                     Senior Risk Officer
Executive Officer                     Citigroup Inc.

Michael A. Carpenter                  Chairman and Chief Executive Officer
Executive Officer                     Citigroup Global Investments

Robert Druskin                        Chief Executive Officer
Executive Officer                     Global Corporate and Investment Banking Group
                                      388 Greenwich Street, 39th Floor
                                      New York, NY 10013

Stanley Fischer                       Vice Chairman
Executive Officer                     Citigroup Inc.

William P. Hannon                     Controller and Chief Accounting Officer
Executive Officer                     Citigroup Inc.

Michael S. Helfer                     General Counsel and Corporate Secretary
Executive Officer                     Citigroup Inc.

Thomas W. Jones                       Chairman and Chief Executive Officer
Executive Officer                     Global Investment Management and Private Banking Group

Sallie L. Krawcheck                   Chairman and Chief Executive Officer
Executive Officer                     Smith Barney
                                      388 Greenwich Street, 39th Floor
                                      New York, NY 10013

Marjorie Magner                       Chairman and Chief Executive Officer
Executive Officer                     Global Consumer Group



                                                             PAGE 20 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Deryck C. Maughan                     Vice Chairman
Executive Officer                     Citigroup Inc.

Victor J. Menezes                     Senior Vice Chairman
Executive Officer                     Citigroup Inc.

William R. Rhodes                     Senior Vice Chairman
Executive Officer                     Citigroup Inc.

Todd S. Thomson                       Chief Financial Officer
Executive Officer                     Citigroup Inc.


                                                             PAGE 21 OF 21 PAGES

                                  EXHIBIT INDEX


EXHIBIT NO.

Exhibit 15. Joint Filing Agreement, dated as of February 20, 2004, by and among Citicorp Mezzanine III, L.P., Citicorp Capital Investors, Limited, Citicorp Venture Capital Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.

Exhibit 16 Agreement and Plan of Merger and Reorganization dated as of February 10, 2004 among ST Assembly Test Services Ltd., Camelot Merger, Inc. and ChipPAC, Inc.

Exhibit 17 Voting Agreement dated as of February 10, 2004 among ST Assembly Test Services Ltd. and the stockholders of ChipPAC, Inc. identified on the signature pages thereto.

Exhibit 18 Letter Agreement dated as of February 10, 2004 among ChipPAC, Inc. and Citicorp Mezzanine III, L.P.